The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated September 10, 2012

Pricing Supplement to the Prospectus dated June 22, 2011,
the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated April 24, 2012

US$    ●
Senior Medium-Term Notes, Series B
Autocallable Cash-Settled Notes with Step Up Call Price due September 29, 2014
Linked to the iShares® Russell 2000 Index Fund

•
This pricing supplement relates to an offering of Autocallable Cash-Settled Notes with Step Up Call Price linked to the shares of the iShares® Russell 2000 Index Fund (the “Reference Stock Issuer”). We refer to the shares of the Reference Stock Issuer, as the “Reference Stock.”

•
The notes are designed for investors who are willing to forgo receiving interest on the notes and are seeking a predetermined return on the notes if the closing price of the Reference Stock on any Call Date is greater than the Initial Stock Price. Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.

•
If on any Call Date, the closing price of the Reference Stock is greater than its Initial Stock Price, the notes will be automatically called. On the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the applicable Call Price set forth below.

•
The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the Final Stock Price of the Reference Stock is below Trigger Price on the Valuation Date.

•
If the notes are not automatically redeemed, and the Final Stock Price is lower than the Trigger Price on the Valuation Date, investors are subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount.

•	There will be no periodic payments of interest on the notes.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•	Investing in the notes is not equivalent to investing in the shares of the Reference Stock.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount*	Initial Stock Price*	Trigger Price (% of the Initial Stock Price)	Term (in Years)	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0020	iShares® Russell 2000 Index Fund	IWM			65.00%	2	06366RHN8	100%	1.70% US$●	98.30% US$●
Call Price
Call Date Occuring on March 25, 2013	Call Date Occuring on September 25, 2013	Call Date Occuring on March 26, 2014	Call Date Occuring on September 24, 2014
$1,055	$1,110	$1,165	$1,220
* The actual principal amount and Initial Stock Price for the notes will be set on the pricing date.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about September 28, 2012.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Automatic Redemption:	If, on any Call Date, the closing price of the Reference Stock is greater than its Initial Stock Price, the notes will be automatically redeemed.

Payment upon Automatic Redemption:
If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the applicable Call Price set forth on the cover page of this pricing supplement.

Call Dates:	March 25, 2013, September 25, 2013, March 26, 2014, and the Valuation Date.

Call Settlement Dates:	The third business day following the applicable Call Date. The call settlement date for the final Call Date will be the maturity date.

Payment at Maturity:
If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless the Final Stock Price is less than the Trigger Price.

If the Final Stock Price is less than the Trigger Price, you will receive at maturity, for each $1000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x (Percentage Change)]

This amount will be less than the principal amount of your notes, and may be zero.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

=	Final Stock Price - Initial Stock Price
Initial Stock Price

Pricing Date:	On or about September 25, 2012

Settlement Date:	On or about September 28, 2012

Valuation Date:	On or about September 24, 2014

Maturity Date:	On or about September 29, 2014

Interest:	None. The only payments on the notes will be the Call Price, if the notes are called prior to maturity, or the payment at maturity.

Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Valuation Date will not impact the Payment at Maturity.

Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the Reference Stock.

Initial Stock Price:
The closing price of the Reference Stock on the pricing date.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

The pricing date and the settlement date are subject to change. The actual pricing date, settlement date, Call Dates, Valuation Date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated April 24, 2012, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated April 24, 2012:
http://www.sec.gov/Archives/edgar/data/927971/000121465912001790/c423122424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated April 24, 2012.

•
Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. The notes do not pay interest. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether the closing price of the Reference Stock has declined from the Initial Stock Price to a closing price that is less than the Trigger Price on the Valuation Date. If the Final Stock Price is less than the Trigger Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

•
Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Call Date is greater than its Initial Stock Price. Following an automatic redemption, you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•
Your return on the notes, if any, is limited to the applicable Call Price, regardless of any appreciation in the value of the Reference Stock. — Unless the notes are automatically called, you will not receive a payment at maturity with a value greater than your principal amount.  If the notes are automatically called, you will not receive a payment greater than the applicable Call Price, even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes at maturity and on any applicable Call Settlement Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or the securities held by the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
No Delivery of Shares of the Reference Stock — The notes will be payable only in cash.  You should not invest in the notes if you seek to have shares of the Reference Stock delivered to you at maturity.

•
No affiliation with the Reference Stock Issuer. — We are not affiliated with the Reference Stock Issuer.  You should make your own investigation into the Reference Stock and the Reference Stock Issuer. We are not responsible for the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
Changes that affect the Russell 2000® Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of Russell Investments (“Russell”), the sponsor of the Russell 2000® Index (the “Underlying Index”), concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amount payable on the notes at maturity, whether the notes will be automatically called, and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if Russell changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if Russell discontinues or suspends the calculation or publication of the Underlying Index.

•
We have no affiliation with Russell and will not be responsible for any actions taken by Russell. — Russell is not an affiliate of ours or will not be involved in any offerings of the notes in any way.  Consequently, we have no control over the actions of Russell.  Russell has no obligation of any sort with respect to the notes.  Thus, Russell has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.

•
Adjustments to the Reference Stock could adversely affect the notes. — BlackRock®, Inc. (collectively with its affiliates, “BlackRock®”), in its role as the sponsor and advisor of the Reference Stock Issuer, is responsible for calculating and maintaining the Reference Stock. BlackRock® can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time.  If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

•
We and our affiliates do not have any affiliation with BlackRock® and are not responsible for its public disclosure of information. — We and our affiliates are not affiliated with BlackRock® in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Reference Stock. BlackRock® is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about BlackRock® or the Reference Stock Issuer contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Reference Stock.

•
The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

•
The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock, the securities that it holds, or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock, such securities, or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•
Significant aspects of the tax treatment of the notes are uncertain.  The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “Supplemental U.S. Federal Income Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

iShares® Russell 2000 Index Fund

We have derived the following information from publicly available documents published by BlackRock®. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Stock Issuer and the Reference Stock Issuer will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the Reference Stock or securities in the Underlying Index. Neither we nor BMO Capital Markets Corp. participates in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to the Reference Stock Issuer in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the Reference Stock have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the value of the Reference Stock on any Call Date and on the Valuation Date and therefore could affect the Payment at Maturity.

iShares consists of numerous separate investment portfolios (the “iShares® Funds”), including the Reference Stock. The Reference Stock seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Stock typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Stock’s shareholders as “ordinary income.” In addition, the Reference Stock realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the price of the Reference Stock, you will not be entitled to receive income, dividend, or capital gain distributions from the Reference Stock Issuer or any equivalent payments.

The selection of the Reference Stock is not a recommendation to buy or sell the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Stock.

The Reference Stock trades on the NYSE Arca, Inc. under the symbol “IWM”.

 “iShares®” and “BlackRock®” are registered trademarks of BlackRock®. BlackRock® has licensed certain trademarks and trade names of BlackRock® for our use. The notes are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the index, has no obligation to continue to publish, and may discontinue publication of, the index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Russell 2000® Index or any successor index.

Russell began dissemination of the index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the index.  The index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Index

All companies eligible for inclusion in the index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible for the index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special-purpose acquisition companies, and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion in the index.

Annual reconstitution is a process by which the index is completely rebuilt. On the last trading day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other Russell indexes are determined from that set of securities. Reconstitution of the index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

Historical Information of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through September 4, 2012.

		High	Low

2008	First Quarter	75.12	64.30
	Second Quarter	76.17	68.47
	Third Quarter	75.20	65.50
	Fourth Quarter	67.02	38.58

2009	First Quarter	51.27	34.36
	Second Quarter	53.19	42.82
	Third Quarter	62.02	47.87
	Fourth Quarter	63.36	56.22

2010	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94

2011	First Quarter	84.17	77.18
	Second Quarter	86.37	77.77
	Third Quarter	85.65	64.25
	Fourth Quarter	76.45	60.97

2012	First Quarter	84.41	74.56
	Second Quarter	83.79	73.64
	Third Quarter (through September 4, 2012)	81.71	76.68

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity that is not automatically called on any of the first three Call Dates. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $65.00 (65.00% of the Initial Stock Price), the final Call Price of $1,220.00, and a range of hypothetical Final Stock Prices and the effect on the payment at maturity: (i) if the Final Stock Price of the Reference Stock is above the Initial Stock Price on the Valuation Date (which is the final Call Date), your payment at maturity will be the final Call Price; (ii) if the Final Stock Price of the Reference Stock is less than the Initial Stock Price but does not fall below the Trigger Price, your payment at maturity will be 100% of the principal amount; however, (iii) if the Final Stock Price is less than the Trigger Price, the value of the cash payment that you receive will be less than your principal amount.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called before the final Call Date, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price is below the Trigger Price on the Valuation Date. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the applicable Call Price.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity
$150.00	150.00%	$1,220.00
$125.00	125.00%	$1,220.00
$100.00	100.00%	$1,000.00
$80.00	80.00%	$1,000.00
$70.00	70.00%	$1,000.00
$65.00	65.00%	$1,000.00
$60.00	60.00%	$600.00
$50.00	50.00%	$500.00
$25.00	25.00%	$250.00
$0.00	0%	$0.00

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes.  It does not purport to be a complete analysis of all tax considerations relating to the notes.  Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes.  This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus).  The following section supersedes the discussion of U.S. federal income taxation in the accompanying product supplement in its entirety. Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Reference Stock or the issuer of any component stock included in the Reference Stock would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code.  If the Reference Stock or the issuer of any component stock included in the Reference Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply.  You should refer to any available information filed with the SEC by the Reference Stock and each issuer of any component stock included in the Reference Stock and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a callable pre-paid cash settled derivative contract in respect of the Reference Stock for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, a United States holder should generally recognize capital gain or loss upon the sale, call or maturity of the notes in an amount equal to the difference between the amount a United States holder receives at such time and the United States holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.

Potential Application of Section 1260 of the Code

Since the Reference Stock is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as ETFs, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there exists a substantial risk that an investment in a note is, in whole or in part, a “constructive ownership transaction” to which Section 1260 of the Code applies.  If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a United States holder in respect of a note will be recharacterized as ordinary income (the “Excess Gain”).  In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in a note is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a United States holder in respect of the note will be recharacterized as ordinary income.  It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the note will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of the note and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such United States holder would have had if such United States holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the note attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets upon the date of sale, exchange, or settlement of the note at fair market value (and appropriately taking into account any leveraged upside exposure).  To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain.  United States holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the note.

Alternative Treatments

Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. Since the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a United States holder would generally be required to accrue interest currently over the term of the notes irrespective of the amount of interest paid on the notes.  In addition, any gain a United States holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

If the Reference Stock periodically rebalances, it is possible that the notes could be treated as a series of callable pre-paid derivative contracts, each of which matures on the next rebalancing date.  If the notes were properly characterized in such a manner, a United States holder would be treated as disposing of the notes on each rebalancing date in return for new callable pre-paid derivative contracts that mature on the next rebalancing date, and a holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale, call or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

The following discussion applies to non-United States holders of the notes.  A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under proposed Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. (“BMOCM”) will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers that are unaffiliated with us and that will sell them. BMOCM may also pay placement fees to other unaffiliated broker-dealers of up to 1.70%, or $17.00 per $1,000 principal amount of the notes, of which such broker-dealer may reallow up to 1.20%, or $12.00 per $1,000 principal amount to certain other brokerdealers that are unaffiliated with us.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.